MAYER, BROWN & PLATT
1675 Broadway
New York, New York 10019-5820

November 26, 1996

AmeriKing, Inc.
2215 Enterprise Drive
Suite 1502
Westchester, Illinois 60154

        Re: Senior Notes due 2006; 1,200,000 Units consisting of Senior Exchangeable Preferred Stock due 2008, $.01 par value per share and Common Stock, $.01 par value per share


Ladies and Gentlemen:

        We have acted as special counsel and special tax counsel to AMERIKING, Inc., a Delaware corporation (the "Company"), in connection with the proposed concurrent public offerings (the "Offerings") of (i) up to $100,000,000 aggregate principal amount of the Company's Senior Notes due 2006 (the "Senior Notes") and (ii) up to 1,200,000 Units (the "Units") consisting of (A) Senior Exchangeable Preferred Stock due 2008, $.01 par value per share (the "Senior Preferred Stock") that is exchangeable for Exchange Indentures due 2008 (the "Exchange Debentures") and (B) Common Stock, $.01 par value per share (the "Common Stock" and together with Senior Notes, Senior Preferred Stock and Exchange Debentures, the "Securities"). In this connection, we have examined such corporate and other records, instruments, certificates and documents as we have considered necessary to enable us to express this opinion.

        Based on the foregoing, we hereby confirm our opinion as to certain matters of law or legal conclusions as set forth under "Certain Federal Income Tax Considerations" in the Preferred Stock Prospectus forming a part of the Registration Statement, and we consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "Legal Matters" and "Experts" in the Prospectus forming a part of the Registration Statement.

                                Very truly yours,


                                /s/ Mayer, Brown & Platt
                                ----------------------------
                                    Mayer, Brown & Platt